SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of July 2012

CGG-Veritas

Tour Maine Montparnasse—33 Avenue du Maine – BP 191—75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Returns to Algeria with Land Seismic Award

PARIS, France – July 9th, 2012

CGGVeritas announced today that it is set to resume land seismic acquisition operations in Algeria after the award of a 3D Vibroseis survey by Groupement Timimoun (GTIM), a joint venture between Sonatrach, Total EP Algérie and CEPSA. This award has been the result of an Open Call for Tender process.

This survey, covering a total surface area of 2,240 km2 over the Timimoun block in the South of Algeria, has been commissioned as the first phase in the Timimoun unconventional gas field development plan. The CGGVeritas high-channel-count crew deployed for this project will use two high-end proprietary acquisition technologies, high-productivity vibroseis acquisition (HPVATM) and EmphaSeisTM broadband vibroseis, to acquire the high-density, broadband dataset required for detailed reservoir characterization. Recorded in a timeframe comparable to that of conventional data, the dataset will also be processed in the field with a fast turnaround to ensure the results are delivered in time to determine the field’s preliminary drilling plan.

Jean-Georges Malcor, CEO, CGGVeritas, said: “This award marks the welcome return of a CGGVeritas land crew to Algeria after 15 years of absence. We are seeing growing recognition among oil companies operating in Algeria of the crucial role played by high-end seismic in the development and exploitation of oil and gas fields.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts
Investor Relations	Group Communications
Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cggveritas.com	E-Mail: media.relations@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique—Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 9th, 2012	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP